EXHIBIT 99.1
FreeSeas Inc. Announces Close of Common Stock Offering
PIRAEUS, Greece, October 30, 2007 — FreeSeas Inc. (NasdaqCM: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, today announced the closing of the sale of 11,000,000 shares of common stock in a public offering at $8.25 per share. Total net proceeds from the stock offering after deducting underwriting discounts and commission, but before expenses, are expected to be approximately $84.4 million.
Credit Suisse and Cantor Fitzgerald & Co. served as the joint book running managers and Oppenheimer & Co., and DVB Capital Markets served as the co-managers. FreeSeas has granted the underwriters an option to purchase an additional 1,650,000 shares of FreeSeas common stock at the public offering price to cover any over-allotments, exercisable within 30 days.
A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on October 24, 2007 and an additional registration statement became effective automatically upon filing on October 25, 2007. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common stock offering may be made only by means of a prospectus, copies of which may be obtained by contacting:
Credit Suisse Securities (USA) LLC
Prospectus Department
One Madison Avenue
New York, NY 10010
(800) 221-1037
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of three Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,’’ “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Company Contact:
Ion Varouxakis, Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
www.freeseas.gr
Investor Relations/Financial Media:
Cubitt Jacobs & Prosek Communications
Thomas J. Rozycki, Jr., Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
www.cjpcom.com